Exhibit 99.1

The Company has been notified that contingent awards under the company’s two long-term incentive plans have vested as below. Messrs Dunlop, Northridge and Rolfe elected to sell 41% of the shares vesting in order to settle their income tax and National Insurance Contributions liability. Mr England elected to settle his income tax and National Insurance Contributions liability partly by selling shares, with the balance being settled by cash. Mr Hainsworth settled his income tax and National Insurance Contributions liability in cash. The awards vested on 7 March 2005.

Director	Shares Vesting	Shares Sold	Shares Retained
Deferred Bonus Plan
Nigel Dunlop	1,444	593	851
Neil England	0	0	0
Stewart Hainsworth	0	0	0
Nigel Northridge	5,697	2,336	3,361
Mark Rolfe	3,715	1,524	2,191
Performance Share Plan
Nigel Dunlop	10,078	4,132	5,946
Neil England	29,726	11,832	17,894
Stewart Hainsworth	10,798	0	10,798
Nigel Northridge	56,750	23,268	33,482
Mark Rolfe	36,753	15,069	21,684